Adorys Velazquez avelazquez@velaw.com

Tel 212.237.0036 Fax 917.849.5352

March 23, 2012

Via EDGAR and Federal Express

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprague Resources LP

Amendment No. 3 to Registration Statement on Form S-1

Filed December 22, 2011

File No. 333-175826

Dear Mr. Schwall:

On behalf of Sprague Resources LP (the “Registrant”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”), which has been marked to show changes made since the filing of Amendment No. 3 to the Registration Statement, filed with the Commission on December 21, 2011 (“Amendment No. 3”). A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 5, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold italicized type the Comments exactly as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission March 23, 2012 Page 2

Amendment No. 3 to Registration Statement on Form S-1

General

1. We remind you of prior comments 2 and 8 from our letter dated August 22, 2011. We also remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than those allowed by Rule 430A, including information regarding the price range.

Response: The Registration Statement has been revised to address the Staff’s prior comments 2 and 8 from its comment letter dated August 22, 2011. In addition, all exhibits have been filed and all blanks other than those allowed by Rule 430A have been filled in.

Prospectus Cover Page

2. Please briefly describe on the cover page your arrangements with Sprague Holdings with respect to the net proceeds from any exercise of the underwriters’ option to purchase additional common units.

Response: The Registration Statement has been revised as requested. Please see the prospectus cover page in Amendment No. 4.

Risk Factors, page 23

The assumptions underlying the forecast of cash available for distribution..., page 24

3. We note your disclosure at page 24 that you did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to pay the minimum quarterly distribution on all of your common and subordinated units during the forecast period. Please also provide such information in the above-referenced risk factor subheading, as well as in your offering summary section under “Cash Distributions” in the last full paragraph on page 15.

Securities and Exchange Commission March 23, 2012 Page 3

Response: The Registration Statement has been revised as requested. Please see pages 5, 15 and 24 of Amendment No. 4.

Certain Relationships and Related Party Transactions, page 172

Services Agreement, page 175

4. We note you disclose that Sprague Energy Solutions and/or Sprague Holdings may terminate the applicable provisions with written notice. To the extent material, please add a related risk factor.

Response: The Registrant acknowledges the Staff’s comment. However, for the reasons set forth below, the Registrant does not believe that the termination provisions of the Services Agreement applicable to Sprague Energy Solutions or Sprague Holdings present a material risk to the Registrant, such that a related risk factor would be appropriate.

Sprague Energy Solutions is a wholly-owned subsidiary of the Registrant. Accordingly, a termination by Sprague Energy Solutions of the applicable provisions of the Services Agreement would effectively require the approval of the Registrant, and the Registrant would withhold such approval if such termination would present a material risk to the Registrant. Sprague Holdings is not a subsidiary of the Registrant, and the provisions applicable thereto govern a relationship between Sprague Holdings and the Registrant’s general partner. Accordingly, a termination of such provisions would have no impact on the Registrant.

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Securities and Exchange Commission March 23, 2012 Page 4

Please direct any questions that you have with respect to the foregoing to Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036 or Catherine Gallagher of the same firm at (202) 639-6544.

Very truly yours,

/s/ Adorys Velazquez
Adorys Velazquez

Cc:	Caroline Kim (Commission)
Laura Nicholson (Commission)
Paul A. Scoff (Registrant)
Gary Rinaldi (Registrant)
Joshua Davidson (Baker Botts L.L.P.)
Catherine Gallagher (Vinson &Elkins L.L.P.)